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June 28, 2007	Writer’s Direct Contact 858.720.5110 CForrester@mofo.com

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Peggy Fisher, Assistant Director

Re:	Multi-Fineline Electronix, Inc.

Registration Statement on Form S-4

File No. 333-135384

Dear Ms. Fisher:

On behalf of Multi-Fineline Electronix, Inc., a Delaware corporation (the “Company”), we hereby withdraw the Company’s Registration Statement on Form S-4, File No. 333-135384, filed with the Securities and Exchange Commission on June 27, 2006, and any amendments thereof.

Should you have any questions or comments regarding this matter, please do not hesitate to contact me at (858) 720-5110.

Sincerely,

/s/ Christopher M. Forrester
Christopher M. Forrester

cc:	Mr. Philip A. Harding